YOUNEEQAI TECHNICAL SERVICES, INC.

2700 Youngfield St., Suite 100

Lakewood, CO 80215

(303) 918-7595

 February 12, 2024

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

Washington, D.C 20549

Re: YouneeqAI Technical Services, Inc.

Registration Statement on Form S-1

File No. 333-271798

Dear Commission:

The undersigned, YouneeqAI Technical Services, Inc., a Nevada corporation (the "Registrant" or “Company”), has filed a Registration Statement on Form S-1 (File No. 333-271798) (the "Registration Statement") with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended.

The Registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant respectfully requests that the effective date of the Registration Statement be accelerated to 10:00 AM on February 13, 2024 or as soon thereafter as is possible.

Sincerely,

YouneeqAI Technical Services, Inc.

/s/ Murray Galbraith

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Murray Galbraith, CEO